Exhibit No. 12

Madison Gas and Electric Company

RATIO OF EARNINGS TO FIXED CHARGES

12 Months Ended Dec. 31, 2000

(In thousands)

Earnings
Income before interest expense	$41,484

Add:
Income tax items	15,416
Income tax on other income	814
Amortization of debt discount, premium expense	322
Allowance for funds used during construction - borrowed funds	176
Interest on rentals	905
Total earnings before interest and taxes	$59,117

Fixed Charges
Interest on long-term debt	$12,622
Other interest	1,683
Amortization of debt discount, premium expense	322
Interest on rentals	905
Total fixed charges	$15,532

Ratio of Earnings to Fixed Charges	3.81x